

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

<u>Via E-mail</u>
Frans van Houten
CEO, Chairman of the Board of Management
 and the Executive Committee
Koninklijke Philips N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

      Re: **Koninklijke Philips N.V.**
               Form 20-F for the fiscal year ended December 31, 2013
               Filed February 25, 2014
               File No. 001-05146-01

Dear Mr. van Houten:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Martin James

                                         Martin James
                                         Senior Assistant Chief Accountant